Contact

www.linkedin.com/in/david-roger-2a9b2632 (LinkedIn)

Top Skills

Python
HubSpot
CSS

David Roger

Co-Founder & CEO at Felix Gray | 30u30
Bronx

Experience

Felix Gray
CEO
January 2015 - Present (7 years 7 months)
New York City

•Developing go-to-market strategy for Felix Gray's soft launch, most notably developing the office try-on program (currently, yielding 20% conversion rate)
•Managing operations, including office try-on programs, forecasting demand, inventory control, budgeting, and coordinating returns/exchanges with our fulfillment center
•Developing company's brand voice and aesthetic, which touches all things external (i.e. imagery, messaging, website copy, social media, customer service, logo creation, website UI)
•Supply chain management: sourcing manufacturers, suppliers, ensuring quality control, and controlling costs
•Assuring high quality customer service
•Designing and managing website build and budget
•Raising seed capital to begin business, this includes an Indiegogo campaign that provided capital for initial inventory and a small seed round for runway and miscellaneous expenses

Venture For America
Fellow
June 2013 - June 2015 (2 years 1 month)

As a Venture for America fellow, I worked for Tony Hseih's Downtown Project before launching Felix Gray.

Progression Labs
Partner
January 2014 - October 2014 (10 months)

•Sourcing and prospecting potential companies into the accelerator
•Providing mentorship to teams (i.e. UI/UX, reviewing specs, customer targeting/acquisition strategy, etc.)
•Connecting team members with community members to further advise and mentor

The Downtown Project
Operations and FP&A Analyst
August 2013 - September 2014 (1 year 2 months)
Las Vegas

• Built financial models that served as the main determinant when deciding on different real estate
projects based on its respective long term profitability
• Vetted new technologies to improve operational efficiencies (cost, revenue, customer service);
implemented across entities
• Built and ran a craft cocktail bar; built financial model, pitched CEO, worked with architects to
design and contractors to build, hired and managed staff, created cocktail menu with a mixologist;
responsible for profitability and customer experience
• Instituted streamline data analytics processes across all DTP entities to better understand our
various success rates (collisions, profitability, cost containment, visitors attracted, etc.)
• Helped determine whether new projects of interest made sense with respect to our finances,
operations, mission, as well as whether the real estate could support such construction and any
potential partners were a cultural fit

WVBR 93.5 FM
Disc Jockey
March 2011 - May 2013 (2 years 3 months)
· Co-host weekly radio show about new music (typically Indie)

Gust
Summer Associate
May 2012 - August 2012 (4 months)
New York, New York

•Analyzed conversion rates to create customer acquisition strategies
•Prepared and analyzed data sets to be used by Bloomberg Terminal
•Instituted an Automatic Sitemap Generator for gust.com
•Quantified branding metrics due which assisted in company's rebranding strategy
•Listened to pitches and provided basic due diligence

Olympia Media Group
Publisher of The Odyssey (Cornell)
May 2011 - May 2012 (1 year 1 month)

· Launched the Cornell chapter of a national weekly newspaper
· Raised $32,000 in advertising revenue between June 20 and August 12 from local and corporate businesses
· Oversee writer recruitment and content (22 writers on staff)
· Manage a Sales and Marketing Team (3 sales executives on staff)
· Spearheaded new editing systems that are now implemented nationwide
· Top 10 salesman in company

Cornell NYC Tech Campus
Alumni Relations Chair
August 2011 - January 2012 (6 months)

· Build Alumni support via cold calls, emails and in-person talks with Cornell techpreneurs
· Created Facebook page and monitor progress by using Facebook Insights, which helps determine our marketing strategy

Dining Committee (Cornell Student Assembly)
Committee Member
January 2010 - December 2011 (2 years)

· Peer-selected to inspect dining areas to ensure they were producing quality food with respect to taste and safety
· Collaborated with local farms to ensure local foods were represented in Cornell dining areas

Cornell Daily Sun
Writer (Food Staff)
March 2011 - August 2011 (6 months)

As a writer for the new Food section, I am responsible for writing content such as restaurant and recipe reviews.

ARTEMIS CONSTRUCTION LTD
Resident Intern
June 2007 - August 2007 (3 months)

· Surveyed 1,000+ tenants and analyzed feedback to create a new customer satisfaction system
· Handled day-to-day accounting tasks

Education

Cornell University

Bachelor of Science, Industrial and Labor Relations · (2009 - 2013)

Abraham Joshua Heschel High School

· (2004 - 2008)